SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 28, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES

This Report on Form 6-K dated May 26, 2008, contains a press release announcing the resignation of Dr. Wolfgang Ziebart as CEO and President of Infineon Technologies AG effective June 1, 2008, the assumption by Peter Bauer of the position as Spokesman of the Management Board, and the decision to initiate the “IFX Plus-10” program to improve the Company’s results.

Dr. Wolfgang Ziebart resigns as CEO of Infineon
Peter Bauer assumes Spokesman of the Management Board position
“IFX 10-Plus” program started to improve results
Neubiberg, Germany, May 26, 2008 — With effect of June 1, 2008, the CEO and President of Infineon Technologies AG, Dr. Wolfgang Ziebart, resigns positions with the company due to different opinions on the future strategic orientation of the company. Peter Bauer, Member of the Management Board will assume the position as Spokesman of the Management Board. Furthermore, Supervisory Board and Management Board have decided the “IFX Plus-10” program to improve the company’s results. In today’s meeting, the Supervisory Board has unanimously declared its vote of confidence for the Chairman Max Dietrich Kley.
Max Dietrich Kley, Chairman of the Infineon Supervisory Board: “We would like to thank Mr. Ziebart for his efforts and merits. He took over the position as CEO four years ago in an extremely difficult situation. At today’s meeting, the Supervisory Board appreciated Mr. Ziebart’s efforts. With his vast experience, Peter Bauer will focus on executing and expanding according to the “IFX 10-Plus” program the necessary and already initiated measures and programs. This will allow us to further improve the company’s strengths and to accelerate the operational execution of the strategic re-alignment.”
During his term of office, Ziebart strategically re-positioned the company and amongst others carved-out the memory business to form a separate legal entity, Qimonda, which was listed at the NYSE in August 2006. Operative results of the core business improved considerably during this period. Last year, Infineon got back into the top ten semiconductor companies due to its superior growth.

Peter Bauer: “Infineon’s technology and market position is outstanding in various areas. If we continue to further focus our resources and execute our measures thoroughly and fast, we have good chances for a prosperous future. During the last years, the future direction of the company has been largely set. But we have to execute and — if necessary extend — our measures step by step and at high speed. I look forward to contribute to achieve our goals together with our highly qualified employees.”
In addition, the Management Board and the Supervisory Board have decided to start a new company-wide program, called “IFX 10-Plus”. Essentially, the program comprises the following three central points:
- Margin improvement through optimized portfolio management
- Margin improvement through a stronger cutting of cost of manufacture
- Margin improvement through increasing the efficiency of the organization
Details of the “IFX 10-Plus”-program will be specified and defined in the following weeks.
Peter Bauer successfully completed his engineering degree at the Technical University in Munich in 1986 and then began his professional career in the Semiconductor Division at Siemens AG. After a number of different positions as development engineer and in marketing of Automotive & Industrial Integrated Circuits, he became General Manager of Chipcard and ID-System ICs. In 1996, Peter Bauer took over responsibility for Microcomputer ICs. He was also responsible for worldwide Sales from 1997 until 1999, and was appointed President and CEO of Siemens Microelectronics, Inc. in Cupertino, America in 1998. After the carve-out of the Semiconductors group of Siemens, Peter Bauer became Member of the Infineon Board in 1999. He heads the Automotive, Industrial and Multimarket Business Group and is responsible for Central Sales Functions.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/

For the Finance and Business Press: INFXX200805.066e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	INFINEON	TECHNOLOGIES AG

Date: May 28, 2008	By:	/s/ Dr. Marco Schroeter
Dr. Marco Schroeter
Member of the Management Board and Chief Financial Officer

	By:	/s/ Rudolf von Moreau
Rudolf von Moreau
Corporate Legal Counsel and Vice President